CHINA WIND ENERGY INC.
No.2 Haibin Road, Binxi Developing Area
Heilongjiang Province, People’s Republic of China

February 1, 2008

Joshua Thomas
Staff Accountant
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir:

Re:	China Wind Energy Inc. (the “Company”)
Item 4.01 Form 8-K/A
Filed February 1, 2008
File No. 333-141271

1. Please revise your disclosure in item (a)(iv) to cover the period through the notification of dismissal of your predecessor auditor. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8K/A.

We will be filing a revised Form 8-K/A which will address this comment concurrently with this response.

2. We remind you to provide the three acknowledgments requested in the closing comments of this letter.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/S/ JIAN REN

Jian Ren, President